EXHIBIT 3.2
Amendment of Article VIII, Section 1 (Corporate Seal) of the Bylaws

Section 1. Corporate Seal. The corporate seal of the Corporation shall be circular and shall have inscribed thereon, within and around the circumference, "MARKEL GROUP INC.". In the center shall be the word "SEAL".